The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-233663

Subject to Completion, Dated March 1, 2021

Pricing Supplement dated       , 2021

(To Equity Index Underlying Supplement dated December 16, 2019,

Prospectus Supplement dated December 16, 2019, and Prospectus dated December 16, 2019)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$              Contingent Coupon Autocallable Buffered Notes Linked to the Russell 2000® Index due March 10, 2025

•	The Contingent Coupon Autocallable Buffered Notes (the “notes”) will provide semi-annual Contingent Coupon Payments of at least $29.60 per $1,000 principal amount (or at least 2.96% of the principal amount, equivalent to at least 5.92% per annum, to be determined on the Trade Date) until the earlier of maturity or automatic call if, and only if, the Closing Level of the Russell 2000® Index (the “Index”) on the applicable semi-annual Coupon Determination Date is greater than or equal to the Coupon Barrier Level (80% of the Initial Level).
•	If the Closing Level of the Index on any semi-annual Call Observation Date beginning on September 6, 2022 is greater than or equal to the Initial Level, we will automatically call the notes and pay you on the applicable Call Payment Date the principal amount plus the applicable Contingent Coupon Payment. No further amounts will be owed to you.
•	If the notes have not been previously called, the Payment at Maturity will depend on the Closing Level of the Index on the Final Valuation Date (the “Final Level”) and will be calculated as follows:
a.	If the Final Level is greater than or equal to the Buffer Level (80% of the Initial Level): Principal Amount + Final Contingent Coupon Payment.
b.	If the Final Level is less than the Buffer Level: Principal Amount + [Principal Amount × (Percentage Change + 20%) × 125%].
In this case, you will lose 1.25% of the principal amount for each 1.00% decrease in the level of the Index by more than 20%. You may lose up to 100% of your principal amount at maturity. Even with any Contingent Coupon Payments, the return on the notes could be negative.
•	The notes will not be listed on any securities exchange.
•	The notes will be issued in minimum denomination of $1,000 and integral multiples of $1,000.

The notes are unsecured obligations of the Bank and any payments on the notes are subject to the credit risk of the Bank. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable debt securities (as defined on page 6 of the prospectus).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying underlying supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Additional Risk Factors” beginning on page PS-7 of this pricing supplement, and “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

	Price to Public (Initial Issue Price)	Underwriting Discount (1)	Proceeds to Issuer
Per Note	$1,000.00	$0.00	$1,000.00
Total	$	$	$
(1)	CIBC World Markets Corp. (“CIBCWM”) will not receive any underwriting discounts in connection with the distribution of the notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-14 of this pricing supplement.

The initial estimated value of the notes on the Trade Date as determined by the Bank is expected to be between $941.50 and $961.50 per $1,000 principal amount of the notes, which is expected to be less than the price to public. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about March 10, 2021 against payment in immediately available funds.

CIBC World Markets

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated December 16, 2019 (the “prospectus”), the prospectus supplement dated December 16, 2019 (the “prospectus supplement”) and the Equity Index Underlying Supplement dated December 16, 2019 (the “underlying supplement”). Information in this pricing supplement supersedes information in the underlying supplement, the prospectus supplement and the prospectus to the extent it is different from that information. Certain capitalized terms used but not defined herein will have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus, and in the documents referred to in those documents and which are made available to the public. We, CIBCWM and our other affiliates have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We and CIBCWM are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying underlying supplement, the prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying underlying supplement, the prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us or CIBCWM, to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•	Underlying supplement dated December 16, 2019:
https://www.sec.gov/Archives/edgar/data/1045520/000110465919073068/a19-25016_7424b2.htm

•	Prospectus supplement dated December 16, 2019:
https://www.sec.gov/Archives/edgar/data/1045520/000110465919073058/a19-24965_3424b2.htm

•	Prospectus dated December 16, 2019:
https://www.sec.gov/Archives/edgar/data/1045520/000110465919073027/a19-24965_1424b3.htm

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplement, the prospectus supplement and the prospectus. See “Additional Terms of the Notes” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce

Reference Asset:	The Russell 2000® Index (Bloomberg ticker: RTY)

Principal Amount:	$1,000 per note

Aggregate Principal Amount:	$

Term:	Four years, unless previously called

Trade Date:	Expected to be March 5, 2021

Original Issue Date:	Expected to be March 10, 2021 (to be determined on the Trade Date and expected to be the third scheduled Business Day after the Trade Date)

Final Valuation Date:	Expected to be March 5, 2025, subject to postponement as described under “Certain Terms of the Notes—Valuation Dates— For Notes Where the Reference Asset Is a Single Index” in the underlying supplement.

Maturity Date:	Expected to be March 10, 2025. The Maturity Date is subject to the Call Feature and may be postponed as described under “Certain Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date” in the underlying supplement.

Contingent Coupon Payment:

On each Coupon Payment Date, you will receive a Contingent Coupon Payment of at least $29.60 per $1,000 principal amount (or at least 2.96% of the principal amount, equivalent to at least 5.92% per annum, to be determined on the Trade Date) if, and only if, the Closing Level of the Index on the related Coupon Determination Date is greater than or equal to the Coupon Barrier Level.

If the Closing Level of the Index on any Coupon Determination Date is less than the Coupon Barrier Level, you will not receive any Contingent Coupon Payment on the related Coupon Payment Date. If the Closing Level of the Index is less than the Coupon Barrier Level on all semi-annual Coupon Determination Dates, you will not receive any Contingent Coupon Payments over the term of the notes.

Coupon Barrier Level:	80% of the Initial Level (rounded to three decimal places).

Coupon Determination Dates:	Semi-annual, expected to be September 7, 2021, March 7, 2022, September 6, 2022, March 6, 2023, September 5, 2023, March 5, 2024, September 5, 2024 and the Final Valuation Date, each subject to postponement as described under “Certain Terms of the Notes—Valuation Dates— For Notes Where the Reference Asset Is a Single Index” in the underlying supplement.

Coupon Payment Dates:

Expected to be September 10, 2021, March 10, 2022, September 9, 2022, March 9, 2023, September 8, 2023, March 8, 2024, September 10, 2024 and the Maturity Date.

Each Coupon Payment Date is subject to postponement as described under “Certain Terms of the Notes— Coupon Payment Dates, Call Payment Dates and Maturity Date” in the underlying supplement.

Call Feature:	If the Closing Level of the Index on any Call Observation Date is greater than or equal to the Initial Level, we will automatically call the notes and pay you on the applicable Call

Payment Date the principal amount plus the applicable Contingent Coupon Payment otherwise due for that Call Observation Date.

If the notes are automatically called, they will cease to be outstanding on the related Call Payment Date and you will have no further rights under the notes after such Call Payment Date. You will not receive any notice from us if the notes are automatically called.

Call Observation Dates:	Semi-annual, expected to be the Coupon Determination Dates beginning on September 6, 2022 and ending on September 5, 2024.

Call Payment Dates:	The Coupon Payment Date immediately following the applicable Call Observation Date.

Payment at Maturity:

If the notes have not been previously called, for each $1,000 principal amount of the notes, the Payment at Maturity will be based on the Final Level and will be calculated as follows:

•         If the Final Level is greater than or equal to the Buffer Level:

$1,000 + Final Contingent Coupon Payment

•         If the Final Level is less than the Buffer Level:

        $1,000 + [$1,000 × (Percentage Change + Buffer Amount) × Downside Leverage Factor]

In this case, you will lose 1.25% of the principal amount for each 1.00% decrease in the level of the Index by more than 20%. You may lose up to 100% of your principal amount at maturity. Even with any Contingent Coupon Payments, the return on the notes could be negative.

Buffer Level:	80% of the Initial Level (rounded to three decimal places).

Buffer Amount:	20%

Downside Leverage Factor:	The quotient of the Initial Level divided by the Buffer Level, which equals 125%.

Percentage Change:	Final Level – Initial Level, expressed as a percentage. Initial Level

Initial Level:	The Closing Level of the Index on the Trade Date.

Final Level:	The Closing Level of the Index on the Final Valuation Date.

Calculation Agent:	Canadian Imperial Bank of Commerce.

CUSIP/ISIN:	13605WZ61 / US13605WZ614

Fees and Expenses:	The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes.

The Trade Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

HYPOTHETICAL PAYMENT AT MATURITY

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Level relative to the Initial Level. We cannot predict the Closing Level of the Index on any Coupon Determination Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Index or return on the notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the notes for a hypothetical range of Percentage Changes of the Index from -100% to +100%. The following results are based solely on the assumptions outlined below. The “Hypothetical Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 principal amount to $1,000. The potential returns described below assume that the notes have not been automatically called prior to maturity and are held to maturity, and are calculated excluding any Contingent Coupon Payments paid prior to maturity. The following table and examples assume the following:

Principal Amount:	$1,000
Hypothetical Contingent Coupon Payment:	$29.60 (or 2.96% of the principal amount, equivalent to 5.92% per annum)
Downside Leverage Factor:	125%
Hypothetical Initial Level:	1,000
Hypothetical Buffer Level:	800 (80% of the Initial Level)

Hypothetical Final Level	Hypothetical Percentage Change	Hypothetical Payment at Maturity	Hypothetical Return on the Notes (Excluding Any Contingent Coupon Payments Paid Prior to Maturity)
2,000.00	100.00%	$1,029.60(1)	2.96%
1,750.00	75.00%	$1,029.60	2.96%
1,500.00	50.00%	$1,029.60	2.96%
1,250.00	25.00%	$1,029.60	2.96%
1,000.00(2)	0.00%	$1,029.60	2.96%
900.00	-10.00%	$1,029.60	2.96%
850.00	-15.00%	$1,029.60	2.96%
800.00(3)	-20.00%	$1,029.60	2.96%
790.00	-21.00%	$987.50	-1.25%
700.00	-30.00%	$875.00	-12.50%
600.00	-40.00%	$750.00	-25.00%
500.00	-50.00%	$625.00	-37.50%
250.00	-75.00%	$312.50	-68.75%
100.00	-90.00%	$125.00	-87.50%
0.00	-100.00%	$0.00	-100.00%

(1)	The Payment at Maturity will not exceed the principal amount plus the final Contingent Coupon Payment.
(2)	The hypothetical Initial Level of 1,000 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Initial Level of the Index.
(3)	This is the hypothetical Buffer Level.

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the notes assuming that the notes have not been automatically called prior to maturity and are held to maturity.

Example 1: The Percentage Change Is 50.00%.

Because the Final Level is greater than or equal to the Buffer Level, the Payment at Maturity would be $1,029.60 per $1,000 principal amount, calculated as follows:

$1,000 + Final Contingent Coupon Payment

= $1,000 + ($1,000 × 2.96%)

= $1,029.60

Example 1 shows that the Payment at Maturity will be fixed at the principal amount plus the final Contingent Coupon Payment when the Final Level is at or above the Buffer Level, regardless of the extent to which the level of the Index increases.

Example 2: The Percentage Change Is -10.00%.

Because the Final Level is greater than or equal to the Buffer Level, the Payment at Maturity would be $1,029.60 per $1,000 principal amount, calculated as follows:

$1,000 + Final Contingent Coupon Payment

= $1,000 + ($1,000 × 2.96%)

= $1,029.60

Example 2 shows that the Payment at Maturity will equal the principal amount plus the final Contingent Coupon Payment when the Final Level is at or above the Buffer Level, although the level of the Index has decreased moderately.

Example 3: The Percentage Change Is -75.00%.

Because the Final Level is less than the Buffer Level, the Payment at Maturity would be $312.50 per $1,000 principal amount, calculated as follows:

$1,000 + [$1,000 × (Percentage Change + Buffer Amount) × Downside Leverage Factor]

= $1,000 + [$1,000 × (-75.00% + 20%) × 125%]

= $312.50

Example 3 shows that you are exposed on a 1.25-to-1 basis to any decrease in the level of the Index by more than 20%. You may lose up to 100% of your principal amount at maturity. Even with any Contingent Coupon Payments, the return on the notes could be negative.

These examples illustrate that you will not participate in any appreciation of the Index, but will be exposed on a 1.25-to-1 basis to any decrease in the level of the Index by more than 20% if the notes are not called and the Final Level is less than the Buffer Level.

INVESTOR SUITABILITY

The notes may be suitable for you if:

•	You believe that the Closing Level of the Index will be at or above the Coupon Barrier Level on most or all of the Coupon Determination Dates, and the Final Level will be at or above the Buffer Level.

•	You seek an investment with semi-annual Contingent Coupon Payments of at least $29.60 per $1,000 principal amount (or at least 2.96% of the principal amount, equivalent to at least 5.92% per annum, to be determined on the Trade Date) until the earlier of maturity or automatic call, if, and only if, the Closing Level of the Index on the applicable Coupon Determination Date is greater than or equal to the Coupon Barrier Level.

•	You are willing to lose a substantial portion or all of the principal amount of the notes if the notes are not called and the Final Level is less than the Buffer Level.

•	You are willing to accept the risk that you may not receive any Contingent Coupon Payments on most or all of the Coupon Payment Dates and may lose up to 100% of the principal amount of the notes at maturity.

•	You are willing to invest in the notes based on the fact that your maximum potential return is the sum of any Contingent Coupon Payments payable on the notes.

•	You are willing to forgo participation in any appreciation of the Index.

•	You understand that the notes may be automatically called prior to maturity and that the term of the notes may be as short as 18 months, or you are otherwise willing to hold the notes to maturity.

•	You do not seek certainty of current income over the term of the notes.

•	You are willing to forgo dividends or other distributions paid on the securities included in the Index.

•	You do not seek an investment for which there will be an active secondary market.

•	You are willing to assume the credit risk of the Bank for any payments under the notes.

The notes may not be suitable for you if:

•	You believe that the Closing Level of the Index will be below the Coupon Barrier Level on most or all of the Coupon Determination Dates, and the Final Level will be below the Buffer Level.

•	You believe that the Contingent Coupon Payments, if any, will not provide you with your desired return.

•	You are unwilling to lose a substantial portion or all of the principal amount of the notes if the notes are not called and the Final Level is less than the Buffer Level.

•	You are unwilling to accept the risk that you may not receive any Contingent Coupon Payments on most or all of the Coupon Payment Dates and may lose up to 100% of the principal amount of the notes at maturity.

•	You seek full payment of the principal amount of the notes at maturity.

•	You seek an uncapped return on your investment.

•	You seek exposure to the upside performance of the Index.

•	You are unable or unwilling to hold the notes that may be automatically called prior to maturity, or you are otherwise unable or unwilling to hold the notes to maturity.

•	You seek certainty of current income over the term of the notes.

•	You want to receive dividends or other distributions paid on the securities included in the Index.

•	You seek an investment for which there will be an active secondary market.

•	You are not willing to assume the credit risk of the Bank for all payments under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review ‘‘Additional Risk Factors’’ below for risks related to the notes.

ADDITIONAL RISK FACTORS

An investment in the notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus.

Structure Risks

If the notes are not called, you may lose all or a substantial portion of the principal amount of your notes.

The notes do not guarantee any return of principal. The repayment of any principal on the notes at maturity depends on the Final Level. The Bank will only repay you the full principal amount of your notes if the Final Level is equal to or greater than the Buffer Level. If the Final Level is less than the Buffer Level, you will lose 1.25% of the principal amount for each 1.00% decrease in the level of the Index by more than 20%. You may lose a substantial portion or all of the principal amount. Even with any Contingent Coupon Payments, the return on the notes could be negative.

The automatic Call Feature limits your potential return.

If the notes are called, the payment on the notes on any Call Payment Date is limited to the principal amount plus the applicable Contingent Coupon Payment. In addition, if the notes are called, which may occur as early as the third Coupon Determination Date, the amount of coupon payable on the notes will be less than the full amount of coupon that would have been payable if the notes had not been called prior to maturity. If the notes are automatically called, you will lose the opportunity to continue to receive the Contingent Coupon Payments from the relevant Call Payment Date to the scheduled Maturity Date, and the total return on the notes could be minimal. Because of the automatic Call Feature, the term of your investment in the notes may be limited to a period that is shorter than the original term of the notes and may be as short as 18 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

The notes do not provide for fixed payments of interest and you may receive no Contingent Coupon Payments on most or all of the Coupon Payment Dates.

On each Coupon Payment Date, you will receive a Contingent Coupon Payment if, and only if, the Closing Level of the Index on the related Coupon Determination Date is greater than or equal to the Coupon Barrier Level. If the Closing Level of the Index on any Coupon Determination Date is less than the Coupon Barrier Level, you will not receive any Contingent Coupon Payment on the related Coupon Payment Date, and if the Closing Level of the Index is less than the Coupon Barrier Level on each Coupon Determination Date over the term of the notes, you will not receive any Contingent Coupon Payments over the entire term of the notes.

You will not participate in any appreciation of the Index and your return on the notes will be limited to the Contingent Coupon Payments paid on the notes, if any.

The Payment at Maturity will not exceed the principal amount plus the final Contingent Coupon Payment and any positive return you receive on the notes will be composed solely of the sum of any Contingent Coupon Payments received prior to and at maturity. You will not participate in any appreciation of the Index. Therefore, if the appreciation of the Index exceeds the sum of the Contingent Coupon Payments paid to you, if any, the notes will underperform an investment in securities linked to the Index providing full participation in the appreciation. Accordingly, the return on the notes may be less than the return would be if you made an investment in securities directly linked to the positive performance of the Index.

Higher Contingent Coupon Payment or lower Buffer Level are generally associated with the Index with greater expected volatility and therefore can indicate a greater risk of loss.

“Volatility” refers to the frequency and magnitude of changes in the level of the Index. The greater the expected volatility with respect to the Index on the Trade Date, the higher the expectation as of the Trade Date that the level of the Index could close below the Buffer Level on the Final Valuation Date, indicating a higher expected risk of loss on the notes. This greater expected risk will generally be reflected in a higher Contingent Coupon Payment than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Coupon Barrier Level or a higher Contingent Coupon Payment) than for similar securities linked to the performance of the Index with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Contingent Coupon Payment may indicate an increased risk of loss. Further, a relatively lower Buffer Level may not necessarily indicate that the notes have a greater likelihood of a repayment of principal at maturity. The volatility of the Index can change significantly over the term of the notes. The level of the Index for your notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Index and the potential to lose some or all of your principal at maturity.

The payments on the notes are not linked to the level of the Index at any time other than the Coupon Determination Dates.

The payments on the notes will be based on the Closing Level of the Index on the Coupon Determination Dates. Therefore, for example, if the Closing Level of the Index declined as of a Coupon Determination Date below the Initial Level or Coupon Barrier Level, as applicable, the notes will not be called and the relevant Contingent Coupon Payment will not be payable. Similarly, if the Final Level declined as of the Final Valuation Date below the Buffer Level, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the Closing Level of the Index prior to the Final Valuation Date. Although the actual level of the Index at other times during the term of the notes may be higher than the Closing Level on a Coupon Determination Date, the payments on the notes will not benefit from the Closing Level of the Index at any time other than the Coupon Determination Dates.

Reference Asset Risks

The notes will be subject to risks associated with small-capitalization companies.

The Index tracks companies that are considered small-capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the Index may be more volatile than an investment in stocks issued by larger companies. Stock prices of small-capitalization companies may also be more vulnerable than those of larger companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the Index to track them. In addition, small-capitalization companies are often less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. These companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and competitive strengths than large-capitalization companies, and are more susceptible to adverse developments related to their products.

Conflicts of Interest

Certain business, trading and hedging activities of us, the agent, and our other affiliates may create conflicts with your interests and could potentially adversely affect the value of the notes.

We, the agent, and our other affiliates may engage in trading and other business activities related to the Index or any securities included in the Index that are not for your account or on your behalf. We, the agent, and our other affiliates also may issue or underwrite other financial instruments with returns based upon the Index. These activities may present a conflict of interest between your interest in the notes and the interests that we, the agent, and our other affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they adversely affect the level of the Index or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Moreover, we, the agent and our other affiliates play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and making the assumptions and inputs used to determine the pricing of the notes and the initial estimated value of the notes when the terms of the notes are set. We expect to hedge our obligations under the notes through the agent, one of our other affiliates, and/or another unaffiliated counterparty, which may include any dealer from which you purchase the notes. Any of these hedging activities may adversely affect the level of the Index and therefore the market value of the notes and the amount you will receive, if any, on the notes. In connection with such activities, the economic interests of us, the agent, and our other affiliates may be adverse to your interests as an investor in the notes. Any of these activities may adversely affect the value of the notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, the agent, one or more of our other affiliates or any unaffiliated counterparty will retain any profits realized in hedging our obligations under the notes even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agent, our other affiliates or any unaffiliated counterparty receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, the agent, our other affiliates or any unaffiliated counterparty will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

There are potential conflicts of interest between you and the calculation agent.

The calculation agent will determine, among other things, the amount of payments on the notes. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine whether a Market Disruption Event affecting the Index has occurred, and make a good faith estimate in its sole discretion of the Closing Level for the Index if the relevant Coupon Determination Date is postponed to the last possible day. See “Certain Terms of the Notes—Valuation Dates— For Notes Where the Reference Asset Is a Single Index” in the underlying supplement. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will be the calculation agent, potential conflicts of interest could arise. None of us, CIBCWM or any of our other affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

Tax Risks

The tax treatment of the notes is uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” in this pricing supplement, “Certain U.S. Federal Income Tax Consequences” in the underlying supplement and “Material Income Tax Consequences—Canadian Taxation” in the prospectus.

General Risks

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Senior Debt Securities—Events of Default” in the accompanying prospectus.

The Bank’s initial estimated value of the notes will be lower than the initial issue price (price to public) of the notes.

The initial issue price of the notes will exceed the Bank’s initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates.

The Bank’s initial estimated value of the notes is only an estimate, which will be determined by reference to the Bank’s internal pricing models when the terms of the notes are set. This estimated value will be based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the level of the Index, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which the agent or any other party would be willing to buy the notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which the agent or any other party would be willing to buy the notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt.

The internal funding rate to be used in the determination of the Bank’s initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to use the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes would have an adverse effect on the economic terms of the notes, the initial estimated value of the notes on the Trade Date, and any secondary market prices of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The notes will not be listed on any securities exchange and we do not expect a trading market for the notes to develop.

The notes will not be listed on any securities exchange. Although CIBCWM and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop for the notes. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which CIBCWM and/or its affiliates are willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to maturity or automatic call. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to maturity or automatic call.

INFORMATION REGARDING THE INDEX

The information below is a brief description of the Index. We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information.

The Index is calculated, maintained and published by FTSE Russell. The Index is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or Nasdaq, and the Index consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market. See “Index Descriptions—The Russell Indices” beginning on page S-28 of the accompanying underlying supplement for additional information about the Index.

In addition, information about the Index may be obtained from other sources, including, but not limited to, the Index sponsor’s website (including information regarding the Index’s sector weightings). We are not incorporating by reference into this pricing supplement the website or any material it includes. None of us, CIBCWM or any of our other affiliates makes any representation that this publicly available information regarding the Index is accurate or complete.

Historical Performance of the Index

The following graphs set forth daily Closing Levels of the Index for the period from January 1, 2016 to February 26. 2021. On February 26, 2021, the Closing Level of the Index was 2,201.051. We obtained the Closing Levels below from Bloomberg L.P. (“Bloomberg”) without independent verification. The historical performance of the Index should not be taken as an indication of its future performance, and no assurances can be given as to the level of the Index at any time during the term of the notes, including the Coupon Determination Dates. We cannot give you assurance that the performance of the Index will result in any positive return on your investment.

Historical Performance of the Russell 2000® Index

Source: Bloomberg

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a brief summary of the material U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is both qualified and supplemented by (although to the extent inconsistent supersedes) the discussion entitled “Certain U.S. Federal Income Tax Consequences” in the underlying supplement, which you should carefully review prior to investing in the notes. It applies only to those U.S. Holders who are not excluded from the discussion of United States Taxation in the accompanying prospectus. It does not apply to U.S. Holders subject to special rules including holders subject to Section 451(b) of the Code.

The U.S. federal income tax considerations of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If this treatment is respected, you should generally recognize capital gain or loss upon the sale, exchange, cash redemption or payment upon maturity in an amount equal to the difference between the amount you receive in such transaction and the amount that you paid for your notes. Such gain or loss should generally be treated as long-term capital gain or loss if you have held your notes for more than one year. Although the tax treatment of the Contingent Coupon Payments is unclear, we intend to treat any Contingent Coupon Payments, including on the Maturity Date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

The expected characterization of the notes is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. It is possible that the IRS would seek to characterize the notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying underlying supplement. For a more detailed discussion of certain alternative characterizations with respect to the notes and certain other considerations with respect to an investment in the notes, you should consider the discussion set forth in “Certain U.S. Federal Income Tax Consequences” of the underlying supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in the Index would be treated as a passive foreign investment company (“PFIC”) or United States real property holding corporation (“USRPHC”), both as defined for U.S. federal income tax purposes. If any of the entities whose stock is included in the Index were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Index and consult your tax advisor regarding the possible consequences to you if any of the entities whose stock is included in the Index is or becomes a PFIC or a USRPHC.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on our determination that the notes are not “delta-one” instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Index or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Index or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; and (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies, and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

CIBCWM will purchase the notes from CIBC at the price to public set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the notes directly to investors. CIBCWM or other registered broker-dealers will offer the notes at the price to public set forth on the cover page of this pricing supplement. CIBCWM will not receive any underwriting discounts in connection with the distribution of the notes.

CIBCWM is our affiliate, and is deemed to have a conflict of interest under FINRA Rule 5121. In accordance with FINRA Rule 5121, CIBCWM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We expect to deliver the notes against payment therefor in New York, New York on a date that is more than two business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Bank may use this pricing supplement in the initial sale of the notes. In addition, CIBCWM or another of the Bank’s affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless CIBCWM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by CIBCWM in a market-making transaction.

While CIBCWM may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. The price that it makes available from time to time after the Original Issue Date at which it would be willing to repurchase the notes will generally reflect its estimate of their value. That estimated value will be based upon a variety of factors, including then prevailing market conditions, our creditworthiness and transaction costs. However, for a period of approximately three months after the Trade Date, the price at which CIBCWM may repurchase the notes is expected to be higher than their estimated value at that time. This is because, at the beginning of this period, that price will not include certain costs that were included in the initial issue price, particularly our hedging costs and profits. As the period continues, these costs are expected to be gradually included in the price that CIBCWM would be willing to pay, and the difference between that price and CIBCWM’s estimate of the value of the notes will decrease over time until the end of this period. After this period, if CIBCWM continues to make a market in the notes, the prices that it would pay for them are expected to reflect its estimated value, as well as customary bid-ask spreads for similar trades. In addition, the value of the notes shown on your account statement may not be identical to the price at which CIBCWM would be willing to purchase the notes at that time, and could be lower than CIBCWM’s price. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Original Issue Date.

The notes may not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For the purposes of this provision:

(a)	the expression "retail investor" means a person who is one (or more) of the following:

(i)	a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or

(ii)	a customer within the meaning of the provisions of the UK Financial Services and Markets Act 2000 (as amended, “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or

(iii)	not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 (as amended) as it forms part of domestic law by virtue of the EUWA; and

(b)	the expression "offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe for the notes.

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s initial estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The Bank’s initial estimated value does not represent a minimum price at which CIBCWM or any other person would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the notes will be determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates” in this pricing supplement.

The Bank’s initial estimated value of the notes will be lower than the initial issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the initial issue price of the notes. These costs include the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Additional Risk Factors—The Bank’s initial estimated value of the notes will be lower than the initial issue price (price to public) of the notes” in this pricing supplement.